Exhibit 21.1

	Name of Subsidiary	Jurisdiction	% Ownership
1.	AIXTRON Inc.	Atlanta, United States	100
2.	Thomas Swan Scientific Equipment Ltd. (TSSE Ltd.)	Cambridge, United Kingdom	100
3.	AIXTRON Chu-sik-hoe-sa (AIXTRON Cshs)	Seoul, South Korea	100
4.	AIXTRON Taiwan Co., Ltd. (AIXTRON Taiwan)	Hsinchu City, Taiwan	100
5.	Dotron GmbH	Frankfurt am Main, Germany	100
6.	Epigress AB	Lund, Sweden	100
7.	AIXTRON Kabushiki Kaisha, (AIXTRON KK)	Tokyo, Japan	100